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                                                                    EXHIBIT 23.1

The Board of Directors
Epoch Pharmaceuticals, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to a change in the method of accounting for marketable debt and equity securities effective January 1, 1994.

Our report dated February 29, 1996 contains an explanatory paragraph that states that the Company has suffered recurring losses from continuing operations which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG Peat Marwick LLP

Seattle, Washington
February 7, 1997